Exhibit 13

ABOUT THE COMPANY

DSG International Limited is a global company specialized in manufacturing and distribution of disposable baby diapers, adult incontinence and training pants products. The Company now has ten manufacturing plants established in Hong Kong, the United States, Australia, England, the People’s Republic of China (“PRC”), Thailand, Indonesia and Malaysia. The Company’s products are marketed and distributed throughout Asia, Australia, North America and Europe. Its principal brand names are “FITTI®”, “PET PET®”, “COSIES®”, “COSIFITS®”, “BABY LOVE®”, “BABYJOY®”, “LULLABY®”, “CARES®”, “CUDDLES®”, “SUPER FAN-NIES®”, “DISPO 123™”, “HANDY™”, “CERTAINTY®”, “MERIT®” and “DRYPERS®”. These brands are synonymous with high quality and superior value, characteristics that the Company is dedicated to maintaining.

FINANCIAL HIGHLIGHTS

	Year Ended December 31,
	2001	2000	1999	1998	1997
	(In US$ million except per share amounts)
Net sales	$299.8	$214.7	$205.8	$207.9	$230.9
Net (loss) income	$(27.6)	$3.0	$4.4	$1.6	$1.0
Shareholders’ equity	$39.0	$63.4	$70.3	$68.0	$64.8
(Losses) earnings per share	$(4.10)	$0.44	$0.66	$0.24	$0.15

THE DSG MANAGEMENT TEAM

DSG EXECUTIVE DIRECTORS	DSG OFFICERS

Brandon S L Wang	Edmund J Schwartz
Chairman and Chief Executive Officer	Chief Financial Officer

Philip K C Leung	George Jackson
Member of Executive Cabinet	Chief Executive of USA
(Deceased on March 25, 2002)
Patrick Wong
Johnny S L Tsui	Chief Operating Officer—South East Asia
Member of Executive Cabinet, Chief Operating
Officer of China & Hong Kong and	Colin Lamond
Company Secretary	Chief Operating Officer—Australia

Patrick K Y Tsang
Member of Executive Cabinet and
Chief Operating Officer of Europe

Terence Y F Leung
Member of Executive Cabinet

Peter Chang
Member of Executive Cabinet and Chairman of
North American operations

DSG NON-EXECUTIVE DIRECTORS

Anil Thadani
Chairman of Schroder Capital Partners (Asia)
Limited, Hong Kong

Owen Price
Formerly Managing Director of Dairy Farm
International Holdings, Hong Kong
(retired in 1993)

Allister McLeish
Formerly Finance Director of Yule Catto
& Co. Plc., U.K.
(retired in 2000)

TO OUR SHAREHOLDERS

The year 2001 marked another year of progress towards the long-term goals of DSG International Limited. Unfortunately in 2001, the Company produced less than acceptable financial performance. Despite the unfavorable financial performance, 2001 represented a year in which the Company integrated a major acquisition and accomplished overall sales growth in most of its markets. We believe that 2001 established a foundation on which the Company will begin to solidify its prominence in the marketplace and improve its financial performance. In 2002, the Company is positioned to capitalize on an integrated North American business and should begin to realize the anticipated cost saving synergies of its 2001 acquisition of Drypers. This activity, coupled with the Company’s strong Asian sales growth and an anticipated recovery in its Australian operations should result in improved performance in 2002.

Financial Review

Sales increased in 2001 over 2000 by 39.7% to $299.8 million. In 2001 the Company recorded a net loss of $27.6 million, or a $4.10 loss per share. The loss resulted primarily from about $14.0 million in restructuring charges along with non-recurring expenses related to inefficiencies resulting from excess plant capacity acquired in the Drypers acquisition, write down of assets held for sale, write off of discontinued inventory, redundancy payments and office closure in the U.S. In addition, the Company recorded $4.6 million in costs associated with the settlement of two lawsuits.

During 2001 the Company repaid a $15.0 million Term Loan related to the Drypers acquisition. Share purchase warrants at a price of $0.01 per share were attached to this debt. Upon repayment of the debt, the Company was required to issue 314,510 Ordinary Shares to the lender of the Term Note. The fair value of the share warrants of $1.4 million was treated as interest expense in 2001.

Operations

North America

The most important development for our North American operations was the acquisition during the first quarter 2001 of Drypers North America, which was combined with Associated Hygienic Products (“AHP”), our North American business unit. This strategic acquisition will accomplish several key goals for AHP. First of all, once the Drypers operations are fully integrated into AHP, our North American revenue run rate should more than double from the $92.2 million in net sales last year. This will translate to significant growth for DSG International Limited as well. Secondly, the two Drypers plants acquired in the transaction will provide additional capacity and improved productivity for North American operations. And finally, the Drypers acquisition will provide the synergies to consolidate and grow our current position as the second largest supplier of private label disposable diapers and training pants in our North American markets.

Australia

We further expanded our strong presence in Australia through market share gains during 2001 and remain the second largest manufacturer of baby diapers in this market. Net sales increased 1.3% to $45.3 million (by 13.6% in local currency terms), as we increased our penetration of the grocery sector and grew export sales, particularly to New Zealand. We also gained market share in the adult incontinence market.

Asia

Our greatest growth story occurred in the Asian region, where net sales increased to $70.9 million in 2001, a gain of 16.5% over 2000. We had a strong showing across the region, including Malaysia, the PRC, Thailand, Indonesia, Hong Kong and Singapore. While we had the benefit of strong local economies, the results were also due to aggressive, competitive and tailored marketing strategies in the various locales of the region. For instance, we have introduced economy brands in certain markets to capture new consumers and have varied our brands and packaging in other markets to react to competition and local market conditions. We believe our early entry in these emerging disposable diaper markets will position us well for continued penetration and growth.

Europe

In Europe, we continue to face strong competition in the United Kingdom. The U.K. operation now concentrates on both branded and private label disposable diapers for the U.K. market.

Outlook

The year 2001 brought with it many challenges. The Drypers acquisition proved to be more demanding than anticipated requiring a larger dedication of the Company’s resources. In addition, the Company was forced to respond to competitive pressures in the marketplace that squeezed profit margins. Given all of these challenges, the Company made significant operational progress. The measurement of the success of our progress should translate to improved future financial performance. We will strive to accomplish that goal and adopt the most effective business model in each of the economic regions in which we operate. We are committed to improving our competitive standing in the marketplace by offering our customers the best possible service, product quality and value for the products we supply. Our marketplace will continue to present challenges and demands in the coming year. However we remain optimistic about the future for DSG International Limited.

We appreciate the support of our shareholders and look forward to providing a favorable outcome of our efforts in the future.

Brandon Wang
Chairman

OPERATIONS

DSG International Limited and its subsidiaries, firstly established in Hong Kong in 1973, is one of the world leading companies specialized in manufacturing disposable baby diapers, adult incontinence and training pants products in this industry. The Company now operates ten manufacturing facilities in North America, Australia, Asia and Europe with extensive distribution activities around the world.

The principal raw materials for the Company’s disposable products are fluff wood pulp and super absorbent polymer. Other raw materials include polyethylene backsheets, cloth-like breathable backsheets, polypropylene non-woven liners, adhesive closure tapes, mechanical closure tapes, hot melt adhesive, elastic, aloe vera and tissue.

There are different marketing and distribution strategies for each geographic segment of the Company, however, the Company’s fundamental strategies are:

•	Producing high quality and value-added products for consumers.

•	Providing healthy profit margins to distributors and retailers.

•	Manufacturing in a highly flexible and efficient way.

•	Responding intelligently to change in the marketplace.

NORTH AMERICA

During the year, the Company continued its effort to further strengthen the North American operation. All the programs, systems and other measures put in place to improve the productivity and efficiency have shown significant positive results. However, the improvement was negated by the impact of unutilized manufacturing capacity caused by the Drypers acquisition in the first quarter of 2001. The Company has taken steps to reduce this over capacity and should see positive improvement in 2002.

The net sales for the year 2001 were $177.3 million compared with $92.2 million in 2000. The increase in 2001 sales was attributable to the Company’s first quarter acquisition of Drypers North America. Operating income decreased by $19.6 million in year 2001 versus 2000. Excess manufacturing capacity, additional selling, general and administrative costs related to the Drypers acquisition and provision of bad and doubtful debts for Ames Department Stores caused this decrease.

The Company continued to expand its branded and private label diaper business. On the branded side, the Company had introduced Mega packs for FITTI® brand, Jumbo packs for FITTI® brand training pants as well as the roll out on FITTI® brand size 6 Super Toddler. On the DRYPERS® brand, the Company launched new Super Mega packs. On the private label side, the Company continued to strengthen its existing private label partnerships with major retailers like Walgreens, Pathmark, A&P, Uniprix Drug, Topco etc. With the acquisition of Drypers North America, the Company gained additional private label business with key retailers including Wal-Mart, Kroger, Giant Eagle, Shoprite, Aldi and many others. The Company continued to add new products in both areas of disposable baby products and disposable adult incontinence. Included was the launch of new Koala Kare Mat, disposable changing pads. This new product has already been accepted and put into retail distribution with Walgreens drug and Kroger. The Company will continue to target other major retailers to establish new profitable private label partnerships in all of its product categories.

In March 2001, the Company acquired the Drypers’s North American operations and the DRYPERS®

brand name. The combination of the Company’s North American operations and Drypers will provide a new level of service to our branded and private label customers in the U.S. markets and gain entry to the major supermarket chains and mass merchandisers such as Walmart and Kroger. Once the Drypers operations are fully integrated into the Company’s North American operations, the revenue growth should more than double the net sales of $92.2 million in 2000.

In the adult incontinence area, the Company continued to pursue the strategy to have the capability to provide key retailers, institutions and consumers with product technology that is superior to what other manufacturers can currently provide. The “value” tier fitted briefs introduced by the Company in 1999 for the private label retailers has been well embraced by the consumers. As the result of this success, the Company currently is putting on major efforts to bring the programs to more retailers.

In line with the Company’s global fundamental marketing strategies, the Company’s North American operations provide its customers high quality products and superior service with satisfactory profit margin.

The Company’s principal brand names in North America are DRYPERS®, FITTI®, CUDDLES® for disposable baby diapers and CERTAINTY® for adult incontinence.

AUSTRALIA

The Company’s net sales in 2001 were $45.3 million, representing an increase of 1.3% compared with sales of $44.8 million in 2000. In local currency terms, the increase in net sales from 2000 to 2001 was 13.6%. Net sales increased due to growth in the grocery class of trade, expansion of export sales and continued market share gains in adult incontinence products. Operating income fell to $2.3 million in 2001, from $3.9 million in 2000, due mainly to poor manufacturing efficiencies. The currency exchange rates against the U.S. dollar in 2001 dropped by 11% compared with 2000 which also impacted negatively on the operating results.

The Company further strengthened its position as the second largest manufacturer of disposable baby diapers in Australia. The Company’s major brands in Australia, BABY LOVE® and LULLABY®, continue to penetrate the grocery and variety sector, while COSIFITS® and COSIES® grew market share in a declining independent pharmacy sector. In addition, the Company is also the leading supplier of private label diapers to major grocery and variety retailers. The Company’s reliable service, high quality products and competitive prices have resulted in it maintaining its position in the private label sector despite the closure of a major private label retailer.

The Company also grew sales of the VLESI® range of adult incontinence products into the Australian market.

ASIA

The Company’s net sales in Asia grew by 16.5% to $70.9 million in 2001 compared to $60.8 million in 2000. The major sales growth contributors were from the Malaysia, PRC, Thailand and Indonesia markets. The Company is striving to maintain market growth in pace with the economic recovery by its localization of production and its direct selling strategy. Operating income of $5.1 million in 2001, increased by 11.1% over last year.

The Company’s major brands for disposable baby diapers are FITTI®, PET PET®, COSIFITS®, FITTI®

Basic, BABY LOVE® and BABYJOY®. The Company produces and distributes adult incontinence products in Asia under the brand names DISPO 123™ and HANDY™.

The Company provides consumers with a different range of products with price differentiation to maintain its competitiveness against other local brands. The Company also has flexibility in tailoring packaging, brand and product differentiation and advertising and promotional activities to cope with different demands in various markets in the region. Although competition and pricing pressure has become more intense in the region, the Company believes that there is great potential for sales growth due to projected population growth figures and anticipated favorable currency rates. As a pioneer in the region, the Company has an advantage in entering and expanding in these markets by encouraging disposable diaper usage and establishing its brands at an early stage through strategic advertising and promotional activities.

EUROPE

The Company’s net sales in Europe were $6.3 million in 2001 compared to $16.8 million in 2000. The Company sold the Swiss adult incontinence operation during the year 2000 and the Company’s U.K. operation in 2001 continued with branded and private label disposable baby diapers. The Company also closed down its trading company in Belgium. Operating loss for the year 2001 was $1.4 million compared with an operating loss of $2.4 million in 2000.

The Company’s brands in Europe for baby diapers are FITTI®, COSIFITS® and CARES®. The Company believes that the presence of its branded and private label disposable baby diapers in the United Kingdom can be maintained although it will be difficult to penetrate the market share of Procter & Gamble and Kimberly-Clark.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the Selected Consolidated Financial Data and the Consolidated Financial Statements and related Notes which appear elsewhere in this Annual Report.

General

The Company’s revenues are primarily derived from the manufacture and sale of disposable baby diapers, adult incontinence and training pants products in North America, Australia, Asia and Europe, both under its own brands and private label brands of major retailers.

The Company is not taxed in the British Virgin Islands where it is incorporated. The Company’s subsidiaries are subject to taxation in the jurisdictions in which they operate.

The Consolidated Financial Statements of the Company are prepared in U.S. dollars, and the majority of its revenues are received and expenses are disbursed in U.S. dollars. Because certain of the Company’s subsidiaries account for their transactions in currencies other than U.S. dollars, the Consolidated Balance Sheets contain foreign currency translation adjustments and the Consolidated Statements of Operations contain realized exchange gains and losses due to exchange rate fluctuations.

Industry Trends

The Company believes that the most significant industry trends are :

•	fluff wood pulp costs and other raw material costs decreased moderately in 2001, however, it is expected that fluff wood pulp costs will increase moderately in 2002;

•	increasing demand for cloth-like breathable backsheet and mechanical closure tape products, which the Company is meeting through modifications to its machinery;

•
the domination of industry leaders in most of the markets putting pressure on retailers’ margins, which the Company is finding difficult to respond to by providing retailers with higher profit margins in the current highly competitive market conditions.

The Company is unable to predict whether the industry trends noted above would have a material effect on its future financial condition or results of operations and, if so, whether such an effect will be positive or negative.

Forward-looking Statements

The Company continues to expand its markets in the South East Asian and PRC region and the Company expects that its market share in the regions will increase. The cost of raw materials, primarily fluff wood pulp costs will increase moderately in 2002.

From time to time, the Company may make certain statements that contain “forward-looking” information (as defined in the Private Securities Litigation Reform Act of 1995). Words such as “anticipate”, “estimate”, “project”, “expect”, “believe” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements may be made by management orally or in writing, including, but not limited to, in press releases, as part of this Operating and Financial Review and Prospects and as part of other sections of this Annual Report on Form 20-F and the Company’s other filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

Risk Factors

Among the factors that have a direct effect on the results of operations and financial condition of DSG International Limited (the “Company”) are the following:

1.    Raw Material Cost

The overall raw material costs have decreased moderately during year 2001 and the Company’s operating results may be adversely affected by any increases in raw material costs in the future, specifically the cost of the main raw material, fluff wood pulp, which increased moderately in 2000 and may increase moderately in 2002.

2.    Branded Product Innovation

Patents and other intellectual property rights are an important competitive factor in the disposable diaper market, mostly because of the industry emphasis in product innovations. Patents held by the main competitors could severely limit the Company’s ability to keep up with branded product innovations, by prohibiting the Company from marketing product with comparable features.

3.    Pricing and Volumes

The market position of the Company’s main competitors, The Procter & Gamble Company (“P&G”) and Kimberly-Clark Corporation (“KC”), relative to the Company varies from one geographic area to another; but due to their substantial financial, technical and marketing resources, both of these major manufacturers have the ability to exert significant influence in price and volumes, and gain substantial market share in any of their marketing areas. They have heavily promoted diapers in the multi-pack configuration. These packages offer a lower unit price to the retailer and consumer. It is possible that as a consequence of this strategy, in those geographic markets in which the main competitors have adopted it, the Company may realize lower selling prices and/or lower sales volumes.

4.    Increased Cost

On May 21, 2001, the Company entered into an agreement with P&G to settle any potential liability of the Company which may have existed with respect to any past infringement on P&G patents prior to January 1, 2001 and to agree on royalty payments relating to sales on certain of the Company’s products in the Asian Pacific and Australian region after December 31, 2000. A similar agreement with P&G was entered into in 1998 relating to the North American region that provides for payments of royalty fees based on a percentage of certain products sold after December 31, 1997 within the North American region.

The Company believes that the royalty being charged by P&G under its respective license agreements is approximately the same royalty that will be paid by its major competitors for similar patent rights. However, these royalties will continue to have an adverse impact on the Company’s future financial condition and results of operations as compared to pre-settlement.

5.    Increased Financial Leverage

As a result of the acquisition of the North American assets of Drypers Corporation, the Company has short and long term debt of $47.9 million, bearing various interest rates as of December 31, 2001.

As a consequence of the incurrence of the Company’s new debt, its principal and interest obligations have increased substantially. The increase in the Company’s financial leverage as described above, could adversely affect the Company’s ability to obtain additional financing for working capital, acquisitions or other purposes and could make the Company more vulnerable to economic crisis in the different geographical markets and to competitive pressures from its main competitors.

As a substantial portion of the Company’s available cash from operations will have to be applied to meet debt service requirements, the Company’s liquidity could be affected as well as its ability to fund capital expenditures. Notwithstanding, the Company believes that its cash flow from operations and other sources of liquidity will be adequate to meet its requirements for working capital, capital expenditures, interest payment and scheduled principal payment for the foreseeable future. However, if the Company is unable to generate sufficient cash flow from operations in the future, it may be required to refinance all or a portion of its existing debt or obtain additional financing. There is no assurance that this additional financing could be obtained in favorable terms for the Company.

6.    Litigation Risk

As the Company operates in an industry in which patents are numerous and are enforced vigorously, the Company and its subsidiaries are from time to time involved in legal matters.

In February 1995, the Company and its U.S. subsidiary were named as defendants in Action No. 95-19-2-ALB-AMER (WLS) brought by the Plaintiffs John M. Tharpe, Robert E. Herrin and R & L Engineering, Inc., a Georgia corporation, in the United States District Court for the Middle District of Georgia. The complaint alleged that the Company, its U.S. subsidiary and certain European suppliers of disposable diaper manufacturing equipment (the “Defendants”) have infringed U.S. Patent No. 5,308,345 which relates to a certain process for elasticizing the waistband of disposable diapers; that the Company and its U.S. subsidiary breached a confidentiality agreement with the Plaintiffs by using certain information relating to the waistband applicator disclosed to them in confidence by the Plaintiffs; and theft by the Defendants of the Plaintiffs’ trade secrets concerning the waistband applicator. On March 20, 2002 the United States District Court for the Middle District of Georgia entered a $4.0 million judgment in favor of the Plaintiffs. On March 29, 2002 an amended final order and judgment was entered by the United States District Court for the Middle District of Georgia awarding the Plaintiffs $10.4 million in actual and increased damages for patent infringement and prejudgment interest on the patent claim. Subsequent to the entering of this final order and judgment, the Company began to negotiate a settlement with the Plaintiffs. On April 9, 2002 the Company entered into a Settlement Agreement with the Plaintiffs. The terms of this Settlement Agreement required the Company to make a lump sum payment of $4.2 million to the Plaintiffs no later than April 18, 2002 to settle all asserted claims in the original lawsuit. The $4.2 million lump sum payment was made to the Plaintiffs on April 17, 2002. On April 18, 2002, the Company along with the Plaintiffs filed a “Stipulated Final Order of Dismissal” dismissing with prejudice both the judgment dated March 20, 2002 and the amended final order and judgment dated March 29, 2002. Effective with the filing of the “Stipulated Final Order of Dismissal”, the R&L lawsuit has been settled and the judgments of March 20th and March 29th have been vacated. The Company has recorded the $4.2 million settlement as a loss on settlement of legal cases in the Company’s Consolidated Statements of Operations for the year ended December 31, 2001.

Results of Operations

1.    Overall

The following table sets forth the percentage of net sales represented by the specified components of income and expense for the years ended December 31, 2001, 2000 and 1999:

	Year Ended December 31,
	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of sales	69.3	67.8	67.1

Gross profit	30.7	32.2	32.9
Selling, general and administrative expenses	(33.0)	(29.3)	(29.8)
(Loss) gain on disposals of property, plant and equipment	(0.1)	0.1	0.5
Restructuring costs	(2.1)	—	—

Operating (loss) income	(4.5)	3.0	3.6
Interest expense	(1.6)	(0.7)	(1.1)
Interest income	0.2	0.4	0.4
Exchange loss	(0.9)	(0.6)	(0.5)
Settlement of legal cases	(1.5)	—	—
Loss on divestiture	(0.2)	—	—
Gain on disposal of subsidiaries	—	0.1	—
Other (expense) income	(0.2)	—	0.3

(Loss) income before income taxes	(8.7)	2.2	2.7
Provision for income taxes	(0.4)	(0.7)	(0.5)
Minority interest	(0.1)	(0.1)	(0.1)

Net (loss) income	(9.2)%	1.4%	2.1%

2.    Comparison of 2001, 2000 and 1999

Net sales of the Company in 2001 increased by 39.7% to $299.8 million compared with $214.7 million in 2000. The growth was significantly contributed to by the acquisition of Drypers and the sales growth in the Asian Pacific and Australian regions, offset in part by the effects of the divestiture of an investment in the European region.

The Company’s gross profit margin was 30.7% in 2001, which declined by 1.5% compared to 2000. The lower cost of raw materials was offset by a $6.7 million one-time expense related to manufacturing inefficiencies experienced with assimilating the Drypers manufacturing operations and the write off of Drypers inventory of $1.0 million to its net realizable value. Selling, general and administrative expenses as a percentage of net sales increased to 33.0% in 2001 compared to 29.3% in 2000, primarily due to a higher selling and administrative expenses associated with the newly acquired Drypers operation and provision of bad and doubtful debts of $0.8 million for Ames Department Stores which filed for Chapter 11 involuntary bankruptcy in 2001. Restructuring cost of $6.4 million was incurred in 2001 due to the assimilation of Drypers into the Company’s U.S. operation. The Company also provided $4.6 million for settlement of the legal cases in North America (see Note 5 to the Company’s Consolidated Financial Statements). The Company’s interest expense increased to $4.7 million in 2001 compared to $1.6 million in 2000 as a result of the increased financial leverage resulting from additional borrowings related to the purchase of Drypers. The Company issued warrants to purchase 314,510 Ordinary Shares at a fair value of $1.4 million and recorded these warrants as interest expense in 2001. The Company also experienced an increase in foreign exchange losses of $1.4 million to $2.8 million in 2001, primarily due to unfavorable currency fluctuation of Australian currencies against U.S. dollar. On the other hand, the Company continued to divest its investment in Europe and recorded a loss of $672,000 in the write off of this investment, and the recording of redundancy and liquidation costs.

The Company’s net sales in 2000 increased by 4.3% to $214.7 million compared with $205.8 million in 1999. The Company’s sales in Asia Pacific grew more than 30% and by 5% in Australia despite the 10% devaluation of Australian dollars against U.S. dollars during the year. The Company’s sales in North America in 2000 were marginally lower than in 1999. The Company sold its Swiss adult incontinence operation during the year which was the main contributor to the reduction in the Company’s sales in Europe.

Gross profit margin for the year 2000 was 32.2% compared with 32.9% in 1999. The raw material costs in 2000 were higher than the costs in 1999 due to higher fluff wood pulp cost. Also a high proportion of the volume growth in Asia came from lower margin value brands. The Company was able to alleviate the negative impact on raw material costs and lower margin by higher sales volume and increased productivity of the Company’s operations in Asia and Australia. Selling, general and administrative expenses increased by $1.6 million to $62.9 million due to higher spending on advertising and promotion activities in Asia and Australia. The Company also recorded a $0.3 million charge relating to a patent agreement with the Procter & Gamble Company (see Note 17 to the Company’s Consolidated Financial Statements). The Company’s interest expense decreased to $1.6 million in 2000 compared to $2.2 million in 1999, primarily due to full repayment of Swiss Franc denominated mortgage loans in 2000. The Company also had an exchange loss of $1.4 million in 2000 versus $1.0 million in 1999. The increase was due to the unfavorable currency fluctuation of Swiss Franc against U.S. dollar.

Geographic Segment Information

As the results of the Company’s operations differ significantly from one market to another, the following discussion considers the Company’s results in each of the geographic regions in which it operates. The tables below set forth the Company’s net sales and operating income in each geographic region in 2001, 2000 and 1999, and the percentage change over the preceding period:

1.    North America

	Year Ended December 31,			Increase/(Decrease)
	2001	2000	1999	2001	2000	1999
	(Dollars in thousands)
Net sales	$177,323	$92,229	$93,479	92.3%	(1.3)%	4.0%
Operating income (loss)	(14,275)	5,301	5,001	—	6.0	333.0

Comparison of 2001, 2000 and 1999.

The Company’s net sales were $177.3 million in 2001 compared with $92.2 million in 2000. The increase in sales was attributable to the acquisition of Drypers North America in the first quarter of 2001. Gross profit margin was at 27.7% in 2001 compared with 28.6% in 2000. Lower cost of raw material was offset by manufacturing labor costs and over capacity caused by the purchase of the Drypers North American business. The addition of this over capacity from the Marion, Ohio and Vancouver, Washington operations contributed significantly to a lower gross margin than the prior year. Selling, general and administrative expenses as a percentage of net sales in 2001 increased to 32.2% from 22.5% a year ago. This increase was attributable to certain costs associated with integrating the Drypers business into AHP, additional costs associated with the promotion of future sales of the “DRYPERS®” brand and a provision established for bad and doubtful debts for Ames Department Stores which filed for Chapter 11 involuntary bankruptcy in 2001. Operating income for the year 2001 decreased by $19.6 million from the previous year to an operating loss of $14.3 million.

The Company’s net sales were $92.2 million in 2000 compared with $93.5 million in 1999. The slight decrease in sales was mostly attributed to the Company’s decision to revise its credit policy resulting in the loss of some customers. Gross profit margin was at 28.6% in 2000 compared with 29.5% in 1999. Although the Company achieved greater productivity gains during the year, the higher cost of raw materials and labor contributed to a lower gross margin than the prior year. Selling, general and administrative expenses in 2000 declined to 22.5% from 24.1% in 1999. This improvement was primarily attributed to a continued effort to trim promotional expenditures and other cost control measures. Operating income for the year 2000 improved by 6.0% from the previous year to $5.3 million.

2.    Australia

	Year Ended December 31,			Increase/(Decrease)
	2001	2000	1999	2001	2000	1999
	(Dollars in thousands)
Net sales	$45,322	$44,753	$42,676	1.3%	4.9%	5.4%
Operating income	2,298	3,919	4,823	(41.4)	(18.7)	(2.5)

Comparison of 2001, 2000 and 1999.

The Company’s 2001 net sales in Australia grew by 1.3% to $45.3 million over 2000. The actual growth was over 13.6% when the net sales are compared in the domestic currency. The Australian dollar devalued by over 10% against the U.S. dollar during 2001. Gross profit margin declined by 4.3% due mostly to poor manufacturing efficiencies. Selling, general and administrative expenses were 0.5% lower as a percentage of net sales. As a result, operating income as a percentage of net sales in 2001 decreased by 3.7% to 5.1%.

The outlook for 2002 is for continued strong growth in sales and a recovery of profitability as manufacturing improvements are made. Gains in manufacturing efficiency were realized in the fourth quarter of 2001 and these improvements are continuing into the first quarter of 2002.

The Company’s net sales in Australia were $44.8 million and grew by 4.9% over 1999. The actual growth was over 16.0% when the net sales were compared in the domestic currency. The Australian dollar had devalued by over 10.0% against U.S. dollars during 2000. Gross profit margin dropped by 2.5% from 39.2% in 1999 to 37.7% primarily due to higher fluff wood pulp cost in 2000. Selling, general and administrative expenses increased by 1.0% to 28.9% in 2000 due to higher advertising and promotional expenditure. As a result, operating income, as a percentage of net sales, in 2000 decreased by 2.5% to 8.8% on net sales.

3.    Asia

	Year Ended December 31,			Increase/(Decrease)
	2001	2000	1999	2001	2000	1999
	(Dollars in thousands)
Net sales	$70,850	$60,835	$45,715	16.5%	33.1%	3.4%
Operating income	5,119	4,609	3,839	11.1	20.1	35.1

Comparison of 2001, 2000 and 1999.

The Company’s net sales in Asia increased by 16.5% to $70.9 million in 2001 compared to $60.8 million in 2000. The major sales growth contributors were from the Malaysian, PRC, Thailand and Indonesian markets. The Company’s gross profit margin in 2001 was 37.7%, which increased by 0.5% over the prior year. Selling, general and administrative expenses as a percentage of net sales in 2001 were 30.5% compared to 29.6% in 2000. The moderate increase was due to higher spending on promotion programs in the PRC and Malaysian markets. Operating income was $5.1 million in 2001, which increased by 11.1% over the prior year.

The Company’s net sales in Asia increased by 33.1% to $60.8 million in 2000 from $45.7 million in 1999. The Company recorded sales growth in all the markets and high double-digit growth in the markets in Malaysia, the PRC and Indonesia. The Company’s gross profit increased by 20.9% to $22.6 million in 2000 from $18.7 million in 1999, although the gross profit margin declined by 3.6% to 37.2% in 2000 from 1999 primarily due to higher fluff wood pulp cost and lower margin on several economy brands. Selling, general and administrative expenses as a percentage of net sales dropped by 2.6% to 29.6% in 2000 from 32.2% in 1999 primarily due to the economies of higher sales volume. Operating income was $4.6 million in 2000, increased by 20.1% over the operating income in 1999.

4.    Europe

	Year Ended December 31,			Increase/(Decrease)
	2001	2000	1999	2001	2000	1999
	(Dollars in thousands)
Net sales	$6,282	$16,844	$23,972	(62.7)%	(29.7)%	(28.1)%
Operating loss	(1,361)	(2,371)	(1,667)	(42.6)	42.2	(42.6)

Comparison of 2001, 2000 and 1999.

The Company’s net sales in Europe were $6.3 million in 2001 compared with $16.8 million in 2000. The decrease in sales in 2001 was the result of the disposal of the Company’s Swiss adult incontinence operation in 2000. The operating loss in 2001 declined by $1.0 million to $1.4 million compared to 2000.

The Company’s net sales in Europe were $16.8 million in 2000 compared with $24.0 million in 1999. The decrease in sales was the result of the sale of the Company’s Swiss baby diaper operation in 1999 and the sale of the Company’s Swiss adult incontinence operation in 2000. The operating results in 2000 were impacted by higher fluff wood pulp cost and disappointing operating results of the adult incontinence operation prior to it being sold. The operating loss in 2000 increased by $0.7 million compared to a loss of $1.7 million in 1999 due to a lower gross profit margin, offset by lower selling, general and administrative expenses in 2000.

Liquidity and Capital Resources

The Company has cash and cash equivalents of $9.4 million at the year ended 2001, a decrease of $0.9 million from $10.3 million in 2000. The cash and cash equivalents were held by individual operations of the Company in their local currencies and were from time to time invested in interest bearing deposit accounts. The Company did not use any financial instruments for hedging.

Net cash provided by operating activities was $18.6 million. As a result of the restructuring of the Company’s North American operations, a non-cash write off of assets of $2.5 million was recorded in 2001. During the year 2001, the Company issued 314,510 Ordinary Shares at a fair value of $1.4 million and recorded the amount as additional interest expense in 2001. The net decrease in working capital requirements of $28.6 million consisted of an increase in net cash inflow from accounts receivable, other receivable and inventories of $2.3 million, $3.0 million and $4.2 million respectively, primarily due to the assets purchased in the Drypers acquisition. The Company also obtained more favorable credit terms by the extension of payment periods with suppliers and thereby improved cash flow by $12.5 million. In addition, the Company also recorded accruals for restructuring, divestiture and settlement of legal cases of $1.1 million, $0.6 million and $4.6 million in 2001, respectively.

Net cash used for investing activities was $45.4 million, of which $35.9 million was associated with the acquisition of the North American assets of Drypers Corporation. The Company invested $9.8 million in capital expenditures for additions and modifications to property, machinery and equipment in the Company’s various operations. The increase in other assets of $1.4 million was primarily due to deposits paid on land, machinery and equipment. The Company made advances of $3.0 million to a shareholder and the shareholder made repayment of $3.9 million to the Company during 2001. Additional information on the advances to shareholder is provided in Note 16 to Consolidated Financial Statements.

The Company utilized $28.7 million in short-term bank credit lines out of total available credit facilities of $37.0 million as of December 31, 2001. The utilization of short-term bank credit increased by $15.6 million in 2001 compared with the utilization of $4.9 million in 2000. The increase in total short-term borrowings and long-term debt in 2001 was $47.5 million. The Company repaid $21.6 million of its debts during 2001. The weighted average interest rate on borrowings at the year ended 2001 was 4.43%. Additional information on short-term borrowings and long-term debt is set out in Notes 14 and 15 to Consolidated Financial Statements.

In February 1995, the Company and its U.S. subsidiary were named as defendants in Action No. 95-19-2-ALB-AMER (WLS) brought by the Plaintiffs John M. Tharpe, Robert E. Herrin and R & L Engineering, Inc., a Georgia corporation, in the United States District Court for the Middle District of Georgia. The complaint alleged that the Company, its U.S. subsidiary and certain European suppliers of disposable diaper manufacturing equipment (the “Defendants”) have infringed U.S. Patent No. 5,308,345 which relates to a certain process for elasticizing the waistband of disposable diapers; that the Company and its U.S. subsidiary breached a confidentiality agreement with the Plaintiffs by using certain information relating to the waistband applicator disclosed to them in confidence by the Plaintiffs; and theft by the Defendants of the Plaintiffs’ trade secrets concerning the waistband applicator. On March 20, 2002 the United States District Court for the Middle District of Georgia entered a $4.0 million judgment in favor of the Plaintiffs. On March 29, 2002 an amended final order and judgment was entered by the United States District Court for the Middle District of Georgia awarding the Plaintiffs $10.4 million in actual and increased damages for patent infringement and prejudgment interest on the patent claim. Subsequent to the entering of this final order and judgment, the Company began to negotiate a settlement with the Plaintiffs. On April 9, 2002 the Company entered into a Settlement Agreement with the Plaintiffs. The terms of this Settlement Agreement required the Company to make a lump sum payment of $4.2 million to the Plaintiffs no later than April 18, 2002 to settle all asserted claims in the original lawsuit. The $4.2 million lump sum payment was made to the Plaintiffs on April 17, 2002. On April 18, 2002, the Company along with the Plaintiffs filed a “Stipulated Final Order of Dismissal” dismissing with prejudice both the judgment dated March 20, 2002 and the amended final order and judgment dated March 29, 2002. Effective with the filing of the “Stipulated Final Order of Dismissal”, the R&L lawsuit has been settled and the judgments of March 20th and March 29th have been vacated. The Company has recorded the $4.2 million settlement as a loss on settlement of legal cases in the Company’s Consolidated Statements of Operations for the year ended December 31, 2001.

A claim was made by Ms. Rhonda Tracy, the owner of U.S. Patent No. 5,797,824 for disposable diapers with a padded waistband and leg holes, asserting that the Company has been manufacturing and/or selling diapers which infringe her patent. No lawsuit has been filed against the Company to date. The Company, however, had filed a lawsuit against Ms. Tracy in the U.S. District Court for the Northern District of Georgia for a declaration that her patent is invalid and/or not infringed. The Company settled this claim with Rhonda Tracy on March 15, 2002 for $375,000. The Company has recorded the $375,000 as a loss on settlement of legal cases in the Company’s Consolidated Statements of Operations for the year ended December 31, 2001.

The Company issued 314,510 shares at par value of $0.01 per share in 2001.

The Company did not repurchase any shares or pay a dividend during 2001.

New accounting standard adopted—The Financial Accounting Standards Board (the “FASB”) has issued Statement of Financial Accounting Standards (“SFAS”) No. 133, “Derivative Working Capital and Instruments and Hedging Activities”. This statement, as amended, requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives are accounted within the statements of operations and comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. The Company’s adoption of SFAS No. 133 on January 1, 2001 did not have a material effect on its consolidated financial statements.

New accounting standards not yet adopted—In June 2001, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 142, “Goodwill and Other Intangible Assets”. This statement provides that goodwill and other intangible assets with indefinite lives not be amortized, but will be tested for impairment on an annual basis. The Company will adopt SFAS No. 142 on January 1, 2002, as required. Management is assessing, but has not yet determined, the impact that SFAS No. 142 will have on its financial position and results of operations.

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addressed the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will be required to adopt this standard on January 1, 2003. Management has determined that the adoption of SFAS No. 143 will not have a material impact on the Company’s financial position or results of operations.

The FASB also recently issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB’s new rules on asset impairment supersede SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and portions of APB Opinion No. 30, “Reporting the Results of Operations”. The statement requires a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. The statement also requires expected future operating losses from discontinued operations to be recorded in the period(s) in which the losses are incurred, rather than as of the measurement date as previously required. Management has determined that the adoption of SFAS No. 144 will not have a material impact on the Company’s financial position or results of operations.

Contractual Obligations and Commitments

As of the year ended December 31, 2001, the Company’s contractual obligations and commitments were summarized as follows:

		Payment due by year
	Total	2002	2003	2004	2005	2006 and thereafter
	(Dollars in thousands)
Short-term borrowings	$28,675	$28,675	$—	$—	$—	$—
Long-term debt	19,256	6,038	3,899	3,550	3,393	2,376
Operating leases	6,542	3,163	2,090	634	240	415
Purchase of license use right	2,000	1,500	500	—	—	—
Capital expenditures	2,731	1,200	613	613	305	—

Total	$59,204	$40,576	$7,102	$4,797	$3,938	$2,791

Over the last few years, the Company’s cash requirements have been primarily provided by internally generated funds and bank borrowings. In the opinion of the Company, the cash on hand of $9.4 million plus expected cash flow from operating activities is sufficient to fund its liquidity, contractual obligations and commitments needs for the next twelve months. However, the Company may require additional borrowings in order to finance expansion, capital expenditure, other investments or other business requirements. Additional information on short-term borrowings, long-term debt and commitments and contingencies is set out in Notes 14, 15 and 17 to Consolidated Financial Statements.

Critical Accounting Policies

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates and judgments, including those related to bad and doubtful debts, inventories, income taxes, impairment of assets, intangible assets and litigation. The Company bases its estimates and judgments on historical experience and on various other factors that the Company believes are reasonable. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

Bad and doubtful debts—The Company maintains allowances for its bad and doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers changed, changes to these allowances may be required, which would impact the Company’s future operating results.

Inventories—Inventories, consisting of finished goods, raw materials and packaging materials, are stated at the lower of cost or market with cost determined using the first-in, first-out method. The Company makes certain obsolescence and other assumptions to adjust inventory based on historical experience and current information. The Company writes down inventory for estimated obsolete or unmarketable inventory equal to the difference between the costs of inventory and estimated market value, based upon assumptions about future demand and market conditions. These assumptions, although consistently applied, can have a significant impact on current and future operating results and financial position.

Income taxes—The Company records a valuation allowance to reduce its deferred tax assets to the amount that the Company believes is more likely than not to be realized. In the event the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Impairment of assets—The Company reviews all assets on a regular basis to ensure that there is no impairment in the carrying value. If the Company determines that there has been a permanent decline in, or the Company has become unable to recover the carrying value of the asset, an impairment charge will be recorded, which will have an adverse effect upon the Company’s future operating results.

Intangible assets—The Company makes assumptions regarding estimated future cash flows and other factors to determine the fair value of intangible assets. If these estimates or their related assumptions change in the future, the Company may be required to record an impairment charge if the estimated fair value of intangible assets are less than their recorded amount. Through December 31, 2001, the Company has not recorded an impairment charge for intangible assets. Beginning January 1, 2002, the Company will be required to adopt Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, and will be required to analyze goodwill and other intangible assets for impairment issues during the year 2002, and on a periodic basis thereafter.

Litigation—The Company records contingent liabilities relating to litigation or other loss contingencies when it believes that the likelihood of loss is probable and the amount of the loss can reasonably be estimated. Changes in judgments of outcome and estimated losses are recorded, as necessary, in the period such changes are determined or become known. Any changes in estimates would impact its future operating results. Significant contingent liabilities, which the Company believes are at least possible, are disclosed in the Notes to the Consolidated Financial Statements.

Restructuring Program

As a result of the Drypers acquisition, the Company consolidated its operations in the U.S. and recorded restructuring costs of $6,356 during 2001. The components of these costs were as follows:

US$’000
Write down of assets held for sale	$2,514
Write off of discontinued inventory	1,547
Redundancy payment costs	1,137
Office closure and other costs	1,158

Total	$6,356

Redundancy payment, office closure and other costs were recorded and related principally to the closure of the manufacturing facility located in Duluth, Georgia; a liability totaling $2,295 was recorded by the Company during 2001 relating to these costs. The carrying values of the manufacturing plant in Duluth along with certain equipment located therein, which are held for sale, were adjusted to their estimated fair value. In addition, in conjunction with these activities, management discontinued certain product offerings resulting in the write off of inventories on hand related to these discontinued lines.

The redundancy payments related principally to the termination of approximately 326 employees at the Duluth facility; these employees were terminated in the first quarter of 2002. Office closure and other costs are expected to be incurred in the first quarter of 2002. Approximately $1,137 and $1,158 of redundancy costs, and office closure and other costs recorded in 2001 and not yet incurred were recorded as accrued restructuring costs in the accompanying Consolidated Balance Sheet at December 31, 2001. Through December 31, 2001, no assets held for sale have been sold; accordingly, these assets are recorded in the accompanying Consolidated Balance sheet as assets held-for-sale.

SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended December 31,
	2001	2000	1999	1998	1997
	(in thousands except per share amounts)
Statement of Operations Data
Net sales	$299,777	$214,661	$205,842	$207,925	$230,930
Cost of sales	(207,780)	(145,532)	(138,120)	(147,997)	(153,929)

Gross profit	91,997	69,129	67,722	59,928	77,001
Selling, general and administrative expenses	(98,911)	(62,898)	(61,322)	(55,318)	(71,912)
(Loss) gain on disposals of property, plant and equipment	(193)	244	1,034	42	(122)
Restructuring costs	(6,356)	—	—	(897)	(1,389)

Operating (loss) income	(13,463)	6,475	7,434	3,755	3,578
Interest expense	(4,653)	(1,594)	(2,208)	(2,511)	(2,833)
Interest income	711	868	792	790	1,451
Exchange loss	(2,796)	(1,356)	(997)	(311)	(610)
Settlement of legal cases	(4,575)	—	—	—	—
Loss on divestiture	(672)	—	—	—	—
Gain on disposal of subsidiaries	—	214	—	—	—
Other (expense) income	(547)	54	522	155	(169)

(Loss) income before income taxes	(25,995)	4,661	5,543	1,878	1,417
Provision for income taxes	(1,144)	(1,557)	(987)	(253)	(443)
Minority interest	(424)	(141)	(121)	(3)	—

Net (loss) income	$(27,563)	$2,963	$4,435	$1,622	$974

Basic earnings per share:
Net (loss) income	$(4.10)	$0.44	$0.66	$0.24	$0.15
Weighted average number of shares outstanding	6,721	6,675	6,675	6,675	6,675

The Company has not declared any dividend during the above periods.

	December 31,
	2001	2000	1999	1998	1997
Balance Sheet Data
Working capital	$3,144	$32,423	$36,000	$30,091	$30,823
Total assets	138,648	111,409	120,945	133,909	130,273
Long-term debt	13,218	5,577	11,894	20,957	21,281
Shareholders’ equity	38,981	63,447	70,302	68,013	64,778

MANAGEMENT REPORT

To the Shareholders of DSG International Limited

The financial statements of the Company published in this report were prepared by the Company’s management, which is responsible for their integrity and objectivity. The statements have been prepared in accordance with United States generally accepted accounting principles, applying certain estimates and judgments as required. The financial information elsewhere in this report is consistent with the financial statements.

The Company maintains a system of internal controls adequate to provide reasonable assurance that its transactions are appropriately recorded and reported, its assets are protected and its established policies are followed. This system is maintained by the establishment and communication of policies and a qualified financial staff.

Our independent auditors, Deloitte Touche Tohmatsu, provide an objective independent audit of the Company’s financial statements and issuance of a report thereon. Their audit is conducted in accordance with United States generally accepted auditing standards.

The Audit Committee of the Board of Directors, comprised solely of outside directors, meets with the independent auditors and representatives from management to evaluate the adequacy and effectiveness of the audit functions, control systems and quality of our financial accounting and reporting.

Edmund J Schwartz Chief Financial Officer

June 4, 2002

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and the Board of Directors of
DSG International Limited

We have audited the accompanying consolidated balance sheets of DSG International Limited and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of DSG International Limited and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu Hong Kong

June 4, 2002

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share amounts)

	Year Ended December 31,
	2001	2000	1999
Net sales	$299,777	$214,661	$205,842
Cost of sales	(207,780)	(145,532)	(138,120)

Gross profit	91,997	69,129	67,722
Selling, general and administrative expenses	(98,911)	(62,898)	(61,322)
(Loss) gain on disposals of property, plant and equipment (Note 3)	(193)	244	1,034
Restructuring costs (Note 4)	(6,356)	—	—

Operating (loss) income	(13,463)	6,475	7,434
Interest expense	(4,653)	(1,594)	(2,208)
Interest income	711	868	792
Exchange loss	(2,796)	(1,356)	(997)
Settlement of legal cases (Note 5)	(4,575)	—	—
Loss on divestiture (Note 6)	(672)	—	—
Gain on disposal of subsidiaries (Note 7)	—	214	—
Other (expense) income, net	(547)	54	522

(Loss) income before income taxes	(25,995)	4,661	5,543
Provision for income taxes (Note 8)	(1,144)	(1,557)	(987)
Minority interest	(424)	(141)	(121)

Net (loss) income	$(27,563)	$2,963	$4,435

Basic (loss) earnings per share	$(4.10)	$0.44	$0.66

Weighted average number of shares outstanding	6,721	6,675	6,675

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended December 31,
	2001	2000	1999
Net (loss) income	$(27,563)	$2,963	$4,435
Other comprehensive income (expense) Foreign currency translation adjustments	854	(1,017)	665

Comprehensive (loss) income	$(26,709)	$1,946	$5,100

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2001	2000
ASSETS
Current assets:
Cash and cash equivalents	$9,364	$10,327
Accounts receivable, less allowance for doubtful accounts of $2,621 in 2001 and $897 in 2000	38,970	33,468
Other receivables	3,342	2,472
Inventories (Note 9)	33,840	26,556
Prepaid expenses and other current assets	1,710	571
Income taxes receivable	855	219

Total current assets	88,081	73,613

Property, plant and equipment—at cost: (Note 10)
Land	2,519	3,551
Buildings	9,366	13,049
Machinery and equipment	73,826	74,977
Furniture and fixtures	2,645	2,357
Motor vehicles	1,433	1,670
Leasehold improvements	1,139	2,017
Construction in progress	—	1,545

Total	90,928	99,166
Less: accumulated depreciation and amortization	55,814	62,685

Net property and equipment	35,114	36,481
Loan receivable, less allowance for doubtful accounts of $300 in 2001 and nil in 2000 (Note 11)	254	554
Deferred income taxes	499	299
Other assets (Note 12)	9,961	203
Intangible assets (Note 13)	4,739	259

Total long-term assets	50,567	37,796

Total assets	$138,648	$111,409

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS—(Continued)
(in thousands except shares and per share amounts)

	December 31,
	2001	2000
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (Note 14)	$28,675	$13,235
Current portion of long-term debt (Note 15)	6,038	3,421
Accounts payable	27,207	14,992
Accrued advertising and promotion	5,212	2,404
Accrued payroll and employee benefits	4,006	1,863
Other accrued expenses	5,271	4,855
Accruals for settlement of legal cases	4,575	—
Accrued restructuring costs	2,295	—
Accruals for divestiture	591	—
Income taxes payable (Note 8)	1,011	418
Deferred income taxes (Note 8)	56	2

Total current liabilities	84,937	41,190

Long-term debt (Note 15)	13,218	5,577
Minority interest	1,512	1,195

Commitments and contingencies (Note 17)
Shareholders’ equity:
Ordinary shares, $0.01 par value—authorized 20,000,000 shares; issued and outstanding 6,989,116 shares in 2001 and 6,674,606 shares in 2000	70	67
Additional paid-in capital	19,673	18,301
Retained earnings	38,101	65,664
Accumulated other comprehensive loss	(8,119)	(8,973)
Less: Receivable from shareholder (Note 16)	(10,744)	(11,612)

Total shareholders’ equity	38,981	63,447

Total liabilities and shareholders’ equity	$138,648	$111,409

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2001	2000	1999
Cash flows from operating activities
Net (loss) income	$(27,563)	$2,963	$4,435
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,368	9,464	9,662
Provision for doubtful debts	2,024	173	65
Assets impairment	2,514	—	—
Loss (gain) on disposals of property, plant and equipment	193	(244)	(1,034)
Gain on disposal of subsidiaries	—	(214)	—
Deferred income taxes	(134)	(354)	(798)
Minority interest	424	141	121
Warrant interest	1,372	—	—
Other	850	109	903
Net change in working capital components	28,583	(10,363)	(1,529)

Net cash provided by operating activities	18,631	1,675	11,825

Cash flows from investing activities
Expenditures for property, plant and equipment	(9,847)	(5,947)	(6,097)
Proceeds from disposals of property, plant and equipment	871	1,276	4,237
Proceeds from sale of subsidiaries, net of cash forfeited	—	4,842	—
Receipt of restricted bank deposit	—	—	6,000
Advances to a shareholder	(3,046)	(10,744)	(1,879)
Repayments by a shareholder	3,914	1,943	2,540
Cost of acquisition, net of cash acquired	(35,878)	—	—
Increase in other assets	(1,396)	(39)	(6)

Net cash (used in) provided by investing activities	(45,382)	(8,669)	4,795

Cash flows from financing activities
Increase (decrease) in short-term borrowings	15,641	4,858	(295)
Increase in long-term debt	31,876	6,554	148
Repayment of long-term debt	(21,575)	(7,956)	(10,582)
Issue of ordinary shares	3	—	—
Repayment to minority shareholder	(107)	(255)	(15)

Net cash provided by (used in) financing activities	25,838	3,201	(10,744)

Effect of exchange rate changes on cash and cash equivalents	(50)	(232)	(74)

(Decrease) increase in cash and cash equivalents	(963)	(4,025)	5,802
Cash and cash equivalents, beginning of year	10,327	14,352	8,550

Cash and cash equivalents, end of year	$9,364	$10,327	$14,352

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
(in thousands)

	Year Ended December 31,
	2001	2000	1999
Schedule of changes in working capital components net of effects from sale of subsidiaries and acquisition of business
Accounts receivable	$2,313	$(7,427)	$2,288
Other receivables	2,959	98	(470)
Inventories	4,243	(4,974)	(966)
Prepaid expenses and other current assets	(1,160)	58	106
Accounts payable	12,480	3,207	(2,492)
Accrued expenses	7,794	571	(1,256)
Income taxes payable	(46)	(1,896)	1,261

Net change in working capital components	$28,583	$(10,363)	$(1,529)

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$2,054	$1,579	$2,208
Income taxes	1,258	3,600	403

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands)

	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Receivable from shareholder (Note 16)	Total shareholders’ equity
	Shares	Amount
Balance at January1, 1999	6,674	$67	$18,301	$58,266	$(8,621)	$—	$68,013
Net income	—	—	—	4,435	—	—	4,435
Foreign currency translation adjustment	—	—	—	—	665	—	665
Transfer of balance of net receivable from shareholder						(2,811)	(2,811)

Balance at December 31, 1999	6,674	67	18,301	62,701	(7,956)	(2,811)	70,302
Net income	—	—	—	2,963	—	—	2,963
Foreign currency translation adjustment	—	—	—	—	(1,017)	—	(1,017)
Transfer of balance of net receivable from shareholder	—	—	—	—	—	(8,801)	(8,801)

Balance at December 31, 2000	6,674	67	18,301	65,664	(8,973)	(11,612)	63,447
Issuing of shares	315	3	1,372	—	—	—	1,375
Net loss	—	—	—	(27,563)	—	—	(27,563)
Foreign currency translation adjustment	—	—	—	—	854	—	854
Net repayment of receivable from shareholder	—	—	—	—	—	868	868

Balance at December 31, 2001	6,989	$70	$19,673	$38,101	$(8,119)	$(10,744)	$38,981

See accompanying notes to consolidated financial statements.

DSG INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)

1.    ORGANIZATION AND BASIS OF PRESENTATION

DSG International Limited (the “Company”) is incorporated in the British Virgin Islands. It operates through subsidiary companies located in North America, Australia, Asia and Europe which manufacture and distribute disposable baby diapers, adult incontinence and training pants products.

In March 2001, the Company acquired the North American assets of Drypers Corporation. The acquisition was accounted for as purchase and their operating results are included in the Consolidated Statements of Operations from the date of acquisition (see Note 24).

The financial statements of the Company and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) which differ from those used in the statutory accounts of its subsidiaries. There are no material differences between the U.S. GAAP amounts and the amounts used in the statutory accounts of the subsidiaries.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation—The consolidated financial statements include the assets, liabilities, revenues and expenses of all subsidiaries. Intercompany balances and transactions are eliminated in consolidation.

Cash and cash equivalents—Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts, commercial paper and time certificates of deposit with a maturity of three months or less when purchased.

Inventories—Inventories are stated at the lower of cost determined by the first-in, first-out method, or value determined by the market. Finished goods inventories consist of raw materials, direct labor, and overhead associated with the manufacturing process.

Depreciation and amortization of property, plant and equipment—Depreciation is provided on the straight line method at rates based upon the estimated useful lives of the property, generally three to ten years except for buildings which are 40 years. Costs of leasehold improvements are amortized over the life of the related asset or the term of the lease, whichever is shorter.

Revenue recognition—The Company recognizes revenue at the time shipments of product are made to customers at which time, title and the risk of loss transfers to the customer. Provision for discounts and rebates to customers, and returns and other adjustments are provided for in the same period the related sales are recorded.

Income taxes—Income taxes are provided based on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income tax liabilities or benefits are recorded to reflect the tax consequences in future years of differences between tax basis of assets and liabilities and the financial reporting amounts and operating loss carryforwards. A valuation allowance is recorded if it is more likely than not that some portion of, or all of, a deferred tax asset will not be realized.

DSG INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Valuation of long-lived assets—The Company evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Foreign currency translation—The Company uses the United States dollar as its reporting currency. Assets and liabilities of foreign subsidiaries are translated at year end exchange rates, while revenues and expenses are translated at average currency exchange rates during the year. Adjustments resulting from translating foreign currency financial statements are reported as a separate component of shareholders’ equity. Gains or losses from foreign currency transactions are included in net income.

Postretirement and postemployment benefits—The Company does not provide postretirement benefits, and postemployment benefits, if any, are not significant.

Earnings per share—Earnings per share are based on the weighted average number of Ordinary Shares outstanding. Diluted earnings per share are not presented in 2001 as the effect of the warrants outstanding during the year were antidilutive. There were no common stock equivalents outstanding during 2000 and 1999.

Concentration of credit risk—The Company sells to distributors and retailers located in each of the countries in which it operates. The Company grants credit to all qualified customers on an unsecured basis but does not believe it is exposed to any undue concentration of credit risk to any significant degree.

Comprehensive income—Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.

Intangible assets—Costs incurred in the acquisition of trademark licenses, patents and other intangible assets are capitalized and amortized to expense on a straight-line basis over the shorter of license period or 7 to 10 years. Goodwill is amortized on a straight-line basis over periods estimated to be benefited, generally over 5 years.

New accounting standard adopted—The Financial Accounting Standards Board (the “FASB”) has issued Statement of Financial Accounting Standards (“SFAS”) No. 133, “Derivative Working Capital and Instruments and Hedging Activities”. This statement, as amended, requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives are accounted within the statements of operations and comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. The Company’s adoption of SFAS No. 133 on January 1, 2001 did not have a material effect on its consolidated financial statements.

DSG INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New accounting standards not yet adopted—In June 2001, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 142, “Goodwill and Other Intangible Assets”. This statement provides that goodwill and other intangible assets with indefinite lives not be amortized, but will be tested for impairment on an annual basis. The Company will adopt SFAS No. 142 on January 1, 2002, as required. Management is assessing, but has not yet determined, the impact that SFAS No. 142 will have on its financial position and results of operations.

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addressed the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will be required to adopt this standard on January 1, 2003. Management has determined that the adoption of SFAS No. 143 will not have a material impact on the Company’s financial position or results of operations.

The FASB also recently issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB’s new rules on asset impairment supersede SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and portions of APB Opinion No. 30, “Reporting the Results of Operations”. The statement requires a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. The statement also requires expected future operating losses from discontinued operations to be recorded in the period(s) in which the losses are incurred, rather than as of the measurement date as previously required. Management has determined that the adoption of SFAS No. 144 will not have a material impact on the Company’s financial position or results of operations.

Use of estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates. Actual results could differ from those estimates.

Reclassifications—Certain reclassifications have been made to prior-period amounts to conform with the 2001 presentation. These reclassifications had no effect on the results of operations or financial position for any year presented.

3.    DISPOSALS OF PROPERTY, PLANT AND EQUIPMENT

In 2001, the Company scrapped machinery in one of its plants in the U.K., resulting in a loss of $196.

In 2000, the Company sold machinery in one of its plants in the U.S. for a total consideration of $1,200 resulting in a gain of $153.

In 1999, the Company sold its property in Singapore and machinery and equipment in one of its plants in Switzerland for a total consideration of $3,318, resulting in a gain of $871.

DSG INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    RESTRUCTURING COSTS

As a result of the Drypers acquisition, the Company consolidated its operations in the U.S. and recorded restructuring cost of $6,356 during 2001. The components of these costs were as follows :

Write down of assets held for sale	$2,514
Write off of discontinued inventory	1,547
Redundancy payment costs	1,137
Office closure and other costs	1,158

Total	$6,356

Redundancy payment, office closure and other costs were recorded and related principally to the closure of the manufacturing facility located in Duluth, Georgia; a liability totaling $2,295 was recorded by the Company during 2001 relating to these costs. The carrying values of the manufacturing plant in Duluth along with certain equipment located therein, which are held for sale, were adjusted to their estimated fair value. In addition, in conjunction with these activities, management discontinued certain product offerings resulting in the write off of inventories on hand related to these discontinued lines.

The redundancy payments related principally to the termination of approximately 326 employees at the Duluth facility; these employees were terminated in the first quarter of 2002. Office closure and other costs are expected to be incurred in the first quarter of 2002. Approximately $1,137 and $1,158 of redundancy costs, and office closure and other costs recorded in 2001 and not yet incurred were recorded as accrued restructuring costs in the accompanying Consolidated Balance Sheet at December 31, 2001. Through December 31, 2001, no assets held for sale have been sold; accordingly, these assets are recorded in the accompanying Consolidated Balance sheet as assets held-for-sale.

5.    SETTLEMENT OF LEGAL CASES

In February 1995, the Company and its U.S. subsidiary were named as defendants in Action No. 95-19-2-ALB-AMER (WLS) brought by the Plaintiffs John M. Tharpe, Robert E. Herrin and R & L Engineering, Inc., a Georgia corporation, in the United States District Court for the Middle District of Georgia. The complaint alleged that the Company, its U.S. subsidiary and certain European suppliers of disposable diaper manufacturing equipment (the “Defendants”) have infringed U.S. Patent No. 5,308,345 which relates to a certain process for elasticizing the waistband of disposable diapers; that the Company and its U.S. subsidiary breached a confidentiality agreement with the Plaintiffs by using certain information relating to the waistband applicator disclosed to them in confidence by the Plaintiffs; and theft by the Defendants of the Plaintiffs’ trade secrets concerning the waistband applicator. On March 20, 2002 the United States District Court for the Middle District of Georgia entered a $4,000 judgment in favor of the Plaintiffs. On March 29, 2002 an amended final order and judgment was entered by the United States District Court for the Middle District of Georgia awarding the Plaintiffs $10,400 in actual and increased damages for patent infringement and prejudgment interest on the patent claim. Subsequent to the entering of this final order and judgment, the Company began to negotiate a settlement with the Plaintiffs. On April 9, 2002 the Company entered into a Settlement Agreement with the Plaintiffs. The terms of this Settlement Agreement required the Company to make a lump sum payment of $4,200 to the Plaintiffs no later than April 18, 2002 to settle all asserted claims in the original lawsuit. The $4,200 lump sum payment was made to the Plaintiffs on April 17, 2002. On April 18, 2002, the Company along with the Plaintiffs filed a “Stipulated Final Order of Dismissal” dismissing with prejudice both the judgment dated March 20, 2002 and the amended final order and judgment dated March 29, 2002. Effective with the filing of the “Stipulated Final Order of Dismissal”, the R&L lawsuit has been settled and the judgments of March 20th and March 29th have been vacated. The Company has recorded the $4,200 settlement as a loss on settlement of legal cases in the Company’s Consolidated Statements of Operations for the year ended December 31, 2001.

DSG INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A claim was made by Ms. Rhonda Tracy, the owner of U.S. Patent No. 5,797,824 for disposable diapers with a padded waistband and leg holes, asserting that the Company has been manufacturing and/or selling diapers which infringe her patent. No lawsuit has been filed against the Company to date. The Company, however, had filed a lawsuit against Ms. Tracy in the U.S. District Court for the Northern District of Georgia for a declaration that her patent is invalid and/or not infringed. The Company settled this claim with Rhonda Tracy on March 15, 2002 for $375. The Company has recorded the $375 as a loss on settlement of legal cases in the Company’s Consolidated Statements of Operations for the year ended December 31, 2001.

6.    LOSS ON DIVESTITURE

Due to the decision made in 2001 to liquidate a business in Europe, the Company recorded a loss of $672 relating to the write off of assets, recording of closure and liquidation costs. The operations of this business were not significant.

7.    GAIN ON DISPOSAL OF SUBSIDIARIES

In October 2000, the Company sold its investment in the adult incontinence manufacturing operation in Switzerland and a distribution office in Germany for a cash consideration of $4,963, resulting in a gain of $214.

8.    PROVISION FOR INCOME TAXES

Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The Company is not taxed in the British Virgin Islands where it is incorporated.

The components of income before income taxes are as follows:

	2001	2000	1999
U.S.	$(21,078)	$4,446	$2,235
Foreign	(4,917)	215	3,308

	$(25,995)	$4,661	$5,543

DSG INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision for income taxes consists of the following:

	2001	2000	1999
Current
U.S. Federal	$29	$554	$440
U.S. State	—	—	—
Foreign	1,985	1,452	2,404
Benefit of loss carryforwards	—	(95)	—
Benefit of loss carryback	(736)	—	(1,059)
Deferred taxes	(134)	(354)	(798)

	$1,144	$1,557	$987

A reconciliation between the provision for income taxes computed by applying the United States Federal statutory tax rate to income before taxes and the actual provision for income taxes is as follows:

	2001	2000	1999
Provision for income taxes at statutory rate on (loss) income for the year	(35.0)%	35.0%	35.0%
Effect of different tax rates applicable to foreign earnings	(25.8)	(20.5)	14.8
Foreign losses which are not deductible	13.6	18.0	—
Foreign profits which are not taxable	32.8	(35.0)	—
Change in valuation allowance	20.7	29.6	(32.5)
Withholding tax on interest and royalty income	(1.9)	5.7	3.9
Tax exemption under tax holiday	—	(0.2)	(2.3)
Other	—	0.8	(1.1)

Effective rate	4.4%	33.4%	17.8%

The Company’s subsidiary incorporated in the PRC is entitled to a two-year exemption from state and local income taxes commencing from the first profitable year of operations, which was 1998, followed by a 50% reduction in tax rates for the next three years. The year ended December 31, 2000 was the first year for the subsidiary to be under a 50% reduction in the prevailing tax rate. Had this tax holiday not been available, income tax expense would have been higher by $11 in 1999. Earnings per share would have been the same in 2001 and 2000 and was lower by $0.02 in 1999.

DSG INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain subsidiaries have operating loss carryforwards for income tax purposes which may be applied to reduce future taxable income. The loss carrybackwards and carryforwards are available on a country by country basis and are not available for use except in the country in which the loss occurred. At December 31, 2001 the tax loss carrybackwards and carryforwards by country and their future expiration dates are as follows:

	Total	2000 and prior years	2001	2002	2003	2004	2005	2010- 2021	Indefinite
United Kingdom	$92,654	$—	$—	$—	$—	$—	$—	$—	$92,654
U.S.A—Federal	13,916	4,483	—	—	—	—	—	9,433	—
U.S.A—State	18,882	—	—	—	—	—	—	18,882	—

	$125,452	$4,483	$—	$—	$—	$—	$—	$28,315	$92,654

Included in United Kingdom operating loss carryforwards for income tax purposes is approximately $74,242 relating to tax losses at the date of acquisition of a company acquired in 1993. Utilization of these losses will result in a reduction in future tax expense and is dependent on both the earning of sufficient otherwise taxable income in the relevant countries and the satisfaction of technical requirements of applicable law. In the case of the United Kingdom, this includes the requirement that there not be a “major change” in business activities.

In March 2002, the United States amended its regulations allowing the losses of 2001 to be carried back five years instead of its normal two year carryback period. As a result, the Company will carry back $4,483 of its losses resulting in an additional benefit of $1,524. This benefit will be recorded during the three months period ended March 31, 2002, the period in which the change was enacted.

Deferred income tax balances at December 31 are related to :

	2001		2000
	Assets	Liabilities	Assets	Liabilities
Inventories	$3	$—	$1	$—
Accounts receivable and prepaid expenses	153	(9)	19	(44)
Property, plant and equipment	—	(263)	—	(493)
Other	771	(212)	939	(125)
Tax loss carryforwards	37,761	—	32,387	—
Valuation allowances	(37,761)	—	(32,387)	—

Total	$927	$(484)	$959	$(662)

DSG INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    INVENTORIES

Inventories by major categories are summarized as follows:

	2001	2000
Raw materials	$14,000	$13,636
Finished goods	19,840	12,920

	$33,840	$26,556

10.    PROPERTY, PLANT AND EQUIPMENT

Included in property, plant and equipment are assets acquired under capital leases with the following net book values:

	2001	2000
At cost:
Machinery and equipment	$12,659	$5,982
Motor vehicles	145	122

	12,804	6,104
Less: Accumulated amortization	(3,531)	(2,426)

Net book value	$9,273	$3,678

11.    LOAN RECEIVABLE

The loan which is made to a minority shareholder of a subsidiary, is non-interest bearing and will not be received within twelve months from the balance sheet date and, accordingly, the amount is classified as a non-current asset in the accompanying balance sheets.

12.    OTHER ASSETS

Other assets consist of the following:

	2001	2000
Assets held-for-sale	$7,776	$203
Prepayment of long-term loan fee	777	—
Deposit for a license use right (See Note 17)	500	—
Deposit for a land in PRC (See Note 17)	121	—
Deposit for new machinery	787	—

	$9,961	$203

DSG INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.    INTANGIBLE ASSETS

Intangible assets consists of the following:

	2001	2000
Drypers trademark	$2,068	$—
Patents	1,990	—
Private label customer relationship	1,150	—
Goodwill	558	542

	5,766	542
Less: Accumulated amortizations	(1,027)	(283)

Net book value	$4,739	$259

Amortization expense charged to income from operations for the years ended December 31, 2001 and 2000 was $744 and $206 respectively.

14.    SHORT-TERM BORROWINGS

These include borrowings in the form of trade acceptances, loans and overdrafts with various banks:

	2001	2000
Credit facilities granted	$37,008	$14,850

Utilized	$28,675	$13,235

Weighted average interest rate on borrowings at end of year	4.43%	8.91%

The Company maintains short-term bank credit lines in each of the countries in which it operates. Interest rates are generally based on the banks’ prime lending rates and cost of funds and the credit lines are normally subject to annual review. The amount outstanding above includes $11,900 relating to the revolving credit facility provided by the Senior Lender discussed in Note 15. The credit facilities utilized and granted, excluding the revolving credit facility provided by the Senior Lender, was $16,775 and $22,008 respectively, at December 31, 2001. At December 31, 2001, amounts available for additional borrowings, excluding those available under the revolving credit facility provided by the Senior Lender discussed in Note 15, totaled $5,233. At December 31, 2001, borrowings of $15,760 are collateralized by the pledge of accounts receivable and inventory of a subsidiary with a book value of $35,396. In addition, borrowings of $7,323 are collateralized by the pledge of land and buildings with a net book value of $5,096.

DSG INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.	LONG-TERM DEBT

Long-term debt consists of:

	2001	2000
Term loans bearing interest at London Inter-Bank Offered Rate (“LIBOR”) plus 4.25% per annum (6.68% per annum at December 31, 2001) principal payable in monthly installments of $183.3 plus accrued interest	$8,712	$3,628
Loan from finance companies at rates ranging from 5.50% to 7.00% per annum at December 31, 2001, secured by the building and equipment of the Company’s Wisconsin facilities	1,917	2,455
Mortgage loan bearing interest at LIBOR plus 1.25% per annum (3.4375% per annum at December 31, 2001), interest payable quarterly with entire principal due in November 2006	2,087	—
Capital leases bearing interest rates ranging from 4.50% to 12.00% per annum at December 31, 2001	6,540	2,915

Total	19,256	8,998
Current portion of long-term debt	6,038	3,421

Long-term debt, less current portion	$13,218	$5,577

Maturities of long-term debt as at December 31, 2001 are as follows :

	Loans	Capital Leases	Total
Year ending December 31,
2002	$2,707	$3,331	$6,038
2003	2,700	1,199	3,899
2004	2,700	850	3,550
2005	2,529	864	3,393
2006	2,080	296	2,376

Total	$12,716	$6,540	$19,256

The capital lease commitments amounts above exclude interest implicit in the leases. The total amount of implicit interest payable under the capital leases was $485 from the years ending December 31, 2002 to 2006. The interest payments will be $249, $119, $77, $37 and $3 in 2002, 2003, 2004, 2005 and 2006, respectively.

DSG INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 2001, one of the Company’s U.S. subsidiaries (the “Subsidiary”) entered into an amended financing agreement with the existing financial institution (the “Senior Lender”) under which the Subsidiary received a Term Loan of $11,000 (the “Term Loan”), a capital expenditure line of up to $5,000, and a revolving credit facility (based on the lesser of a percentage of eligible accounts receivable and inventory or $15,000). Such financing was entered into in connection with the Subsidiary’s purchase of certain assets of the North American operations of Drypers Corporation as discussed in Note 24. The full amount of the $11,000 Term Loan was borrowed, with interest payable at the LIBOR plus 4.25% or prime plus 2.75% per year at the election of the borrower, and the outstanding balance of an existing term note was repaid. The financing agreement was amended in December 2001, at which date the remaining principal balance on the Term Loan was $8,712, which was then divided into three separate term loans in the amount of $2,781, $2,934 and $2,997. These loans are repayable in monthly installments of principal in the amount of $183 plus interest and is collateralized by the Subsidiary’s assets. In addition, the Subsidiary had outstanding borrowings of approximately $11,900 of the $15,000 revolving credit facility as of December 31, 2001. These amounts were recorded as a component of short-term borrowings in the accompanying Consolidated Balance Sheets (see Note 14). Among other things, the agreement contains certain restrictive covenants, including the maintenance of earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and tangible net worth, and places limitations on acquisitions, dispositions, capital expenditures, and additional indebtedness. At December 31, 2001, the Company was not in compliance with the EBITDA covenant due to the legal settlement as discussed in Note 5 to the Company’s Consolidated Financial Statements. The existing covenant violations were waived by the Senior Lender on April 17, 2002.

In connection with the waiver of these covenant violations, the Senior Lender and the Company amended the revolving credit facility to allow for additional advances of up to $1,450 for the legal settlement, increased the capital expenditure line to $6,975 and revised certain covenants including capital expenditures, payments and prepayments, and additional indebtedness. The Company had not borrowed any facility out of the capital expenditure line. As a result, the Company had approximately $2,300 and $6,975 available for additional borrowings under the Term Loan and capital expenditure line, respectively, at December 31, 2001.

In addition in March 2001, the Company borrowed $15,000 under a term loan (the “$15 million Term Loan”) from an overseas financial institution. One of the Company’s non-executive directors holds a seat on the Board of Directors of this company. The loan bears annual interest at a rate of 14.5% increasing to 17.5% if any amounts payable under the loan are not repaid when due. Interest is payable monthly while principal is due in March 2002. The Company had the option to repay all or a portion of the loan after the six-month anniversary of the initial borrowing. The loan was secured by the Company’s ownership interest in its Australian subsidiaries. In addition, the loan agreement contains certain restrictive covenants, including minimum tangible net worth and EBITDA of the Australian subsidiaries. The borrowings were guaranteed by the Company’s Chairman and Chief Executive Officer. The Company repaid the $15 million Term Loan in September 2001.

DSG INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In conjunction with the $15 million Term Loan, the Company committed to issue share purchase warrants to the lender. The warrants allowed the lender to purchase Ordinary Shares of the Company at a price of $0.01 per share. The number of warrants issued equaled 0.75% of the Company’s diluted Ordinary Shares outstanding for each month the principal balance of the loan was outstanding. Due to the repayment of the $15 million Term Loan after the six-month anniversary of the initial borrowing, the Company issued 4.5% of the Company’s diluted Ordinary Shares, equivalent to 314,510 shares. The fair value of the warrants of $1,372 was treated as interest expense in 2001. The fair value of the warrants was estimated using the Black-Scholes Model. The assumptions used in the model included : fair value of ordinary shares of $4.81 per share, volatility rate of 80%, a discount rate of 3.41% and an estimated life of one year.

16.    RECEIVABLE FROM SHAREHOLDER

In 2001, 2000 and 1999 the Company advanced $3,046, $10,744 and $1,879, respectively, to Brandon Wang, the founder, substantial shareholder and Chief Executive Officer of the Company and to a trust of which he is a beneficiary. These advances were made under a loan and security agreement in which the Company agreed to make loans to Brandon Wang from time to time, subject to any limit on such loans which may be imposed by the Board of Directors. The loans were repayable on demand evidenced by promissory notes (the “Notes”) bearing interest at a rate equal to 1.5% over LIBOR or such other rate that the Board of Directors and the borrower shall agree in writing. In January 2000, the Company’s U.S. subsidiary borrowed amounts under a term loan facility which was used to repay the balance of a loan payable by Brandon Wang to a bank, amounting to $5,250. This amount has been aggregated with the receivable from Brandon Wang under the Notes, which amounted to $2,811 at December 31, 1999, and is repayable on demand and carries the same interest terms as those of the Notes. Brandon Wang is required to provide as collateral shares of the Company held by him. The security agreement with Mr. Wang requires that the total amounts due from him should not exceed 80% of the fair market value of the pledged shares. Subsequent to December 31, 2001, the loan balance exceeded 80% of the fair value of the shares pledged as collateral as a result of a decline in the quoted market price of such shares. The Board of Directors of the Company has approved a plan whereby Mr. Wang has committed to make payments such that the outstanding balance decreases by $1,000 each year beginning in 2002. The Board of Directors of the Company also has decided not to take any further action on this matter at this time, including any available to it as a result of the decrease in the fair value of the shares pledged as collateral during 2002. At December 31, 2001 and 2000, the Company has classified the balances owed by Brandon Wang as a reduction from shareholders’ equity. During 2001, 2000 and 1999, Brandon Wang and a trust controlled by him repaid $3,914, $1,943 and $2,540, respectively, to the Company. In addition, in April 2002, Mr. Wang repaid $750. Interest of $445, $470 and $243 was charged on these advances in 2001, 2000 and 1999, respectively.

17.    COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries lease land, facilities and equipment under operating leases, many of which contain renewal options and escalation clauses. Rental expense under operating leases was $3,582 in 2001, $1,650 in 2000 and $1,787 in 1999.

DSG INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.    COMMITMENTS AND CONTINGENCIES—continued

At December 31, 2001, the Company and its subsidiaries were obligated under operating leases requiring minimum rentals as follows :

Year ending December 31,
2002	$ 3,163
2003	2,090
2004	634
2005	240
2006	196
2007 and thereafter	219

Total	$ 6,542

In August 2001, the Company signed a license agreement to purchase a license use right for $2,500 for the manufacture and sale of disposable baby, adult incontinence and feminine hygiene products in certain territories. As of December 31, 2001, the Company paid a $500 deposit for the use of license right and recorded this amount as other assets in the Consolidated Balance Sheet at December 31, 2001. In addition, the Company must pay a royalty fee ranging from 3%—5% of certain product sales. Through December 31, 2001, no products related to the license agreement were sold.

In November 2001, the Company signed a letter of intent to purchase a land use right in Waigaoqiao, Shanghai, PRC for its own facility expansion. The Company paid $121 as an initial deposit in December 2001 and recorded this amount as other assets in the Consolidated Balance Sheet at December 31, 2001. The Company has a total capital commitment of $2,731 for the purchase of land in PRC, and the acquisition of machinery and equipment as of the year ended December 31, 2001.

The Company and its subsidiaries are, from time to time, involved in routine legal matters incidental to their business. On May 21, 2001, the Company entered into an agreement with The Procter & Gamble Company (“P&G”) to settle any potential liability of the Company which may have existed with respect to any past infringement on P&G patents prior to January 1, 2001 and to agree on royalty payments relating to sales on certain of the Company’s products in the Asian Pacific and Australian region after December 31, 2000. The agreement encompasses fixed payments totaling $300 relating to the period prior to January 1, 2001 and payment of royalties based on a percentage of sales of certain products in the Asian Pacific region beginning January 1, 2001. The amount of $300 relating to periods prior to January 1, 2001 was recorded in the statement of operations for the year ended December 31, 2000 as a component of selling, general and administrative expenses. As discussed in Note 5 to Consolidated Financial Statements, the Company settled the R&L lawsuit and the Rhonda Tracy claim for $4,200 and $375 in April and March 2002, respectively.

DSG INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.    NON CASH TRANSACTIONS

Additions to property, plant and equipment during the year ended December 31, 2001, 2000 and 1999 amounting to $7,263, $303 and $187, respectively, were financed by new capital leases.

19.    EMPLOYEE BENEFIT PLANS

The Company’s United States subsidiary has established a 401(k) plan under which the Company matches employee contributions up to 5% of employees’ base compensation. The Company’s other international subsidiaries have defined contribution plans, covering substantially all employees, which are determined by the boards of directors of the subsidiaries. These plans provide for annual contributions by the Company from 2% to 22.5% of eligible compensation of employees based on length of service.

Total expense related to the above plans was $1,662 in 2001, $1,075 in 2000 and $1,081 in 1999.

20.    SUPPLEMENTARY INFORMATION

Valuation and qualifying accounts:

	Balance at beginning of year	Disposal of a subsidiary	Charged to cost and expenses	Deductions	Balance at end of year
Year ended December 31, 2001
Allowances for doubtful accounts	$897	$—	$2,802	$(778)	$2,921
Provision for inventory obsolescence	490	—	1,414	(194)	1,710

	$1,387	$—	$4,216	$(972)	$4,631

Year ended December 31, 2000
Allowances for doubtful accounts	$724	$(41)	$256	$(42)	$897
Provision for inventory obsolescence	376	(76)	457	(267)	490

	$1,100	$(117)	$713	$(309)	$1,387

Year ended December 31, 1999
Allowances for doubtful accounts	$659	$—	$931	$(866)	$724
Provision for inventory obsolescence	840	—	569	(1,033)	376

	$1,499	$—	$1,500	$(1,899)	$1,100

Deductions relate to write-offs of accounts receivable as bad debts and disposals of inventories.

DSG INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The carrying amounts of cash and cash equivalents, accounts and other receivables, loan receivable, receivable from shareholder, accounts payable, short-term borrowings, and long-term debt are reasonable estimates of their fair value. The interest rate on the Company’s long-term debt approximates that which would have been available at December 31, 2001 for debt of the same remaining maturities.

22.    SEGMENT INFORMATION

The Company is engaged in one industry segment, the manufacturing and marketing of disposable hygienic products. However, the Company has four principal geographic segments for operating management purposes. The principal measures of operating performance are operating income (loss) and income (loss) before income taxes.

Within these industry segments, the Company derived its revenues from the following product lines for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Products
Disposable baby diapers	$244,216	$160,417	$147,615
Adult incontinence products	35,317	44,230	42,784
Training pants, youth pants and sanitary napkins	20,244	10,014	15,443

Total net sales	$299,777	$214,661	$205,842

Intersegment sales were not significant.

Certain financial information by geographic area and by products are as follows:

	2001	2000	1999
Net sales
North America (principally the U.S.)	$177,323	$92,229	$93,479
Australia	45,322	44,753	42,676
Asia	70,850	60,835	45,715
Europe	6,282	16,844	23,972

	$299,777	$214,661	$205,842

DSG INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2001	2000	1999
Operating (loss) income
North America (principally the U.S.)	$(14,275)	$5,301	$5,001
Australia	2,298	3,919	4,823
Asia	5,119	4,609	3,839
Europe	(1,361)	(2,371)	(1,667)
Corporate	(5,244)	(4,983)	(4,562)

	$(13,463)	$6,475	$7,434

(Loss) income before income taxes
North America (principally the U.S.)	$(24,592)	$2,722	$1,695
Australia	57	1,954	2,743
Asia	3,233	2,592	3,352
Europe	(2,043)	(2,497)	(2,747)
Corporate	(2,650)	(110)	500

	$(25,995)	$4,661	$5,543

The gain on disposal of subsidiaries, interest expense and exchange loss were recorded as a component of corporate expenses in the tables above. The loss before income taxes in 2001 included the restructuring costs of $6,356, provision of bad and doubtful debts for Ames Department Stores of $800, and settlement of legal cases of $4,575 of the North American operation and loss on divestiture of the European operation of $672, respectively.

	2001	2000	1999
Interest expenses
North America (principally the U.S.)	$1,455	$882	$1,510
Australia	254	123	126
Asia	340	285	160
Europe	11	145	190
Corporate	2,593	159	222

	$4,653	$1,594	$2,208

The fair value of the warrants interest of $1,372 was recorded as a component of corporate expense in the table above.

DSG INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2001	2000	1999
Interest income
North America (principally the U.S.)	$136	$204	$397
Australia	34	53	41
Asia	35	34	41
Europe	3	63	44
Corporate	503	514	269

	$711	$868	$792

Assets, at end of year
North America (principally the U.S.)	$79,742	$46,599	$44,479
Australia	17,165	19,359	19,725
Asia	35,281	39,194	35,903
Europe	1,648	2,876	13,123
Corporate assets	4,812	3,381	7,715

	$138,648	$111,409	$120,945

Expenditures for property, plant and equipment
North America (principally the U.S.)	$8,024	$2,645	$2,443
Australia	989	1,497	728
Asia	775	1,528	2,407
Europe	59	197	517
Corporate assets	—	80	2

	9,847	5,947	6,097
Less: non cash capital expenditure (Note 18)	(7,263)	(303)	(187)

	$2,584	$5,644	$5,910

Depreciation and amortization
North America (principally the U.S.)	$5,731	$3,875	$3,218
Australia	1,298	1,642	1,899
Asia	2,933	2,901	2,418
Europe	320	978	2,061
Corporate assets	86	68	66

	$10,368	$9,464	$9,662

DSG INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2001	2000	1999
Property, plant and equipment, end of year
North America (principally the U.S.)	$21,600	$19,431	$21,671
Australia	5,747	6,586	7,840
Asia	7,254	9,776	11,945
Europe	—	166	6,061
Corporate assets	513	522	464

	$35,114	$36,481	$47,981

No single customer accounted for 10% or more of the total revenues.

23.    QUARTERLY DATA (UNAUDITED)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2001
Net sales	$59,804	$82,310	$79,683	$77,980
Gross profit	18,246	24,687	23,815	25,249
Net income (loss)(1)	(108)	(5,092)	(11,767)	(10,596)
Loss per share	(0.02)	(0.76)	(1.76)	(1.54)
2000
Net sales	$55,868	$51,270	$54,191	$53,332
Gross profit	18,635	16,451	17,723	16,320
Net income (loss)	1,603	700	831	(171	)(2)
Earnings (loss) per share	0.24	0.10	0.12	(0.02)
1999
Net sales	$53,591	$48,732	$50,282	$53,237
Gross profit	17,273	15,784	16,904	17,761
Net income	1,556	316	747	1,816
Earnings per share	0.23	0.05	0.11	0.27

(1)
Includes restructuring cost of $256, $4,610 and $1,490 from second to fourth quarter, provision of bad and doubtful debts relating to Ames Department Stores of $800 in second quarter, and loss on divestiture and settlement of legal cases of $672 and $4,575, respectively, in the fourth quarter.

(2)	Includes $300 charge relating to an agreement with P&G (see Note 17).

DSG INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24.    BUSINESS ACQUISITION

In March 2001, one of the Company’s U.S. subsidiaries acquired the North American assets of Drypers Corporation pursuant to the order of the U.S. Bankruptcy Court based in Houston, Texas for approximately $39,625, including acquisition costs, less working capital adjustments of $3,747. The assets are located in Marion, Ohio; Vancouver, Washington and Houston, Texas and relate to the manufacture and sale of disposable baby diapers and training pants. The acquisition was accounted for as a purchase in accordance with Accounting Principles Board Opinion 16, “Business Combinations”, and the purchase price was allocated based on the relative fair values of the assets acquired.

The fair value of assets acquired and consideration paid were as follows:

Fair value of tangible assets acquired	$30,670
Fair value of Drypers trademarks, patents and customer relationship	5,208

$35,878

The operating results of the Drypers assets acquired have been included in the accompanying 2001 Consolidated Statements of Operations from March 14, 2001, the acquisition date. The unaudited pro forma results of the Company for the years ended December 31, 2001 and 2000, assuming the acquisition occurred at the beginning of each period are as follows:

	2001	2000
Net sales	$324,133	$410,437

Net loss	$27,151	$4,565

Losses per share	$4.04	$0.68

The acquisition was financed by existing cash balances of the Company, proceeds from term loans and a revolving credit line (see Notes 14 and 15).

25.    EQUITY PARTICIPATION PLAN

During March 2002, the Company established an equity participation plan (“the Plan”) for certain employees, directors and independent contractors of the Company to award the Company’s Ordinary Shares at the sole discretion of the Company’s Board of Directors or its delegate committee or plan administrator. Subject to adjustment under the Plan, 1,500,000 Ordinary Shares are available for awards under the Plan and no more than 375,000 Ordinary Shares may be granted or awarded to a participant during a calendar year.

SHAREHOLDER INFORMATION

Annual Meeting

The next annual meeting of shareholders will be held in Hong Kong on October 23, 2002 at 10:00 a.m. local time. Notice of the meeting and proxy statement will be mailed to shareholders before the meeting.

Market Information

The Company’s shares are traded on the NASDAQ National Market System under the Symbol DSGIF.

Stock Transfer Agent

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack
New Jersey 07606
U.S.A.
Tel.:          (1) 800-356 2017
website:    www.melloninvestor.com

Independent Auditors

Deloitte Touche Tohmatsu
26th Floor, Wing On Centre
111, Connaught Road, Central
Hong Kong

Principal Executive Office

DSG International Limited
17th Floor, Watson Centre
16-22 Kung Yip Street
Kwai Chung
Hong Kong
Tel:    (852) 2484-4820

Form 20-F

The Company’s 2001 report to the Securities and Exchange Commission on Form 20-F provides additional details about the Company’s business as well as other financial information not included in this annual report. A copy of this report is available to shareholders upon written request to the Company’s Principal Executive Office.

DSG COMPANIES

Asia	Australia

Disposable Soft Goods Limited	DSG Pty Limited
17/F Watson Centre	(trading as Australian Pacific Paper Products)
16-22 Kung Yip Street	3 Lake Drive
Kwai Chung, N T	Dingley
Hong Kong	Victoria 3172
Telephone: (852) 2427 6951	Australia
Facsimile: (852) 2480 4491	Telephone: (61) 3-9552 1222
Facsimile: (61) 3-9558 1056
Disposable Soft Goods (S) Pte Limited
No. 1, Joo Koon Crescent	North America
4th Floor, Yeow Heng Industrial Building
Singapore 629087	Associated Hygienic Products LLC
Telephone: (65) 6861 9155	4455 River Green Parkway
Facsimile: (65) 6861 9313	Duluth, GA 30096
U.S.A.
Disposable Soft Goods (Zhongshan) Limited	Telephone: (1) 770-497 9800
Jin Chang Road	Facsimile: (1) 770-623 8887
Jin Sha Industrial Zone
Shalang, Zhongshan, Guangdong	Associated Hygienic Products Inc.
People’s Republic of China	205 E. Highland Drive
Postal Code : 528411	Oconto Falls, WI 54154
Telephone: (86) 760-855 9866	U.S.A.
Facsimile: (86) 760-855 8794	Telephone: (1) 920-846 8444
Facsimile: (1) 920-846 3026
DSG International (Thailand) Limited
835 Moo 4 Prakasa	Europe
Muang
Samutprakarn 10280	Disposable Soft Goods (UK) Plc
Thailand	Boythorpe Works
Telephone: (66) 2-709 4153	Derbyshire
Facsimile: (66) 2-709 3884	Chesterfield, S40 2PH
U.K.
PT DSG Surya Mas Indonesia	Telephone: (44) 1246-221 228
Jl. Pancatama Raya Kav. 18	Facsimile: (44) 1246-274 773
Desa Leuwilimus, Cikande
Serang, Jawa Barat
Indonesia
Telephone: (62) 254-400 934
Facsimile: (62) 254-400 939

Disposable Soft Goods (Malaysia) Sdn Bhd
Lot 542, Jalan Subang 2
Sg Penaga Industrial Park
47500 Subang Jaya, Selangor Darul Ehsan
Malaysia
Telephone: (60) 3-8023 1833
Facsimile: (60) 3-8024 9033

DSG International Limited

Principal Executive Office
17/F Watson Centre
16-22 Kung Yip Street
Kwai Chung, N T
Hong Kong
Telephone:    (852) 2484 4820
Facsimile:    (852) 2480 4491